BARINGTON

BARINGTON CAPITAL GROUP, L.P.

December 10, 2024

Mr. Alvaro Garcia-Tunon
Chairman of the Board of Directors
Matthews International Corporation
Two NorthShore Center
Pittsburgh, PA 15212

Dear Mr. Garcia-Tunon:

Barington Capital Group, L.P. and certain of its affiliates (collectively "Barington") are long-term investors that have been shareholders of Matthews International Corporation ("Matthews" or the "Company") since April 2022. We invested in Matthews because we believe that the Company is significantly undervalued and has the potential to deliver substantial, above-market returns for its investors.

In particular, we believe the Company's Memorialization segment, which manufactures a comprehensive range of products for cemeteries, funeral homes and crematories, is an exceptionally valuable asset. This business commands significant market share, benefits from strong, long-term customer relationships, and contributed 61.6% of the Company's EBITDA (before corporate costs) in fiscal 2024. Additionally, the business serves as a dependable source of cash flow, which we are convinced can be used to create meaningful long-term value for shareholders if deployed first, to pay down debt and strengthen Matthews' balance sheet, and second, to invest in carefully selected growth opportunities.

Unfortunately, the Company's record of long-term value creation for shareholders has been dismal under the protracted tenure of Joseph C. Bartolacci, who has served as the Company's President and Chief Executive Officer since 2006. As shown in the table below, the Company's Class A Common Stock (the "Common Stock") (including dividends) has significantly underperformed its self-selected peers and the market as a whole, not just over the past one-, three-, five- and ten-year periods, but over Mr. Bartolacci's entire 18-year term as CEO:

Cumulative Total Return to Shareholders through 12/6/2024
(Percent change)

	Matthews	Company Peer Group[1]	S&P 500 Index	Russell 2000 Index
1-Year	(11.0)	23.2	31.8	27.9
3-Years	(11.8)	31.2	30.5	8.5
5-Years	(11.3)	64.5	94.2	47.8
10-Years	(23.9)	166.6	195.7	102.8
18-Years (CEO Tenure)	8.9	629.3	357.5	235.1

Source: S&P Capital IQ

Matthews' balance sheet has also deteriorated during Mr. Bartolacci's 18-year tenure, with net debt to EBITDA expanding by nearly four times, from 0.9x on September 30, 2006 to 3.6x on September 30, 2024. As a result of the additional debt, the Company paid interest expenses of $50.5 million, or 2.8% of revenue, in fiscal 2024, compared to just $7.0 million, or 1.0% of revenue, in fiscal 2006. Matthews is now one of the more highly leveraged businesses among its Peer Group.[2]

As you know, a member of Barington was engaged to serve as a consultant to Matthews over the past two years.[3] Despite Barington's track record helping numerous companies take steps to improve long-term shareholder value, in our view, the Company was either unable or unwilling to deliver meaningful progress on the initiatives we suggested. In short, we believe that working with the Company was not productive.

We are patient, long-term investors, but we can no longer accept the status quo. We strongly believe that Matthews needs to take decisive steps to address its prolonged period of share price underperformance and unlock its value potential. Barington therefore recommends the following:

1. **First, the Company should focus its efforts on businesses where it can create long-term shareholder value** by exploring options to divest its poorly performing SGK Brand Solutions segment, follow through with its strategic review of its Warehouse Automation and Product Identification businesses within its Industrial Technologies segment, and identify an experienced and well-funded industry partner for its emerging Energy Storage (dry cell lithium-ion battery) manufacturing business.

2. **Second, the Company should promptly seek to improve cash flow** by increasing the amount of its sales, general and administrative (SG&A) expense reduction initiatives from $50 to $80 million and by allocating cash received from divestitures and its Memorialization segment to reduce indebtedness.

3. **Third, the Company must promptly commence a search for a new CEO**. Based on the Company's performance during Mr. Bartolacci's extended 18-year tenure, we do not believe that he is the right leader to unlock Matthews' significant value potential. We also question his openness to making any changes to the collection of businesses acquired for the Company during his tenure despite their poor performance.

4. **Finally, the Company should improve the composition of the Board of Directors ("Board") and its corporate governance** by adding new, experienced directors with proven records of creating long-term value for shareholders as well as declassifying its staggered Board.

We are deeply disappointed with the Board's stewardship of the Company during Mr. Bartolacci's tenure. While we have attempted to engage privately with the Company in efforts to unlock shareholder value, those attempts have proven futile. We are therefore compelled to nominate three highly qualified individuals for election to the Board at the Company's 2025 annual meeting of shareholders (the "2025 Annual Meeting") with the background, experience and commitment to shareholder interests that we believe are necessary to enhance long-term value. If elected, our nominees are dedicated to working with the other members of the Board to implement our recommendations, subject to their fiduciary duties.

Unacceptable Capital Allocation, Poor Execution and Excessive Spending

During Mr. Bartolacci's 18-year tenure as CEO, Matthews' total shareholder return (which includes all dividends) equals a paltry 8.9%, compared to a 629.3% increase in the value of the Company's self-selected Peer Group during the same period. This significant underperformance occurred despite strong performance from the Company's Memorialization business, which has grown at an average annual rate of 3.5% between fiscal 2007 and fiscal 2024. It also occurred despite the Company's substantial investments over this 18-year period, including $1.3 billion in acquisitions, $625.2 million in capital expenditures and $486.4 in share repurchases. Nevertheless, on December 6, 2024, the Common Stock closed 20.2% lower than on October 2, 2006, the day Mr. Bartolacci started as CEO.[4]

In our view, the Company's dismal share price performance reflects a pattern of poor capital allocation decisions, including unsuccessful acquisitions, as well as lackluster operating execution and excessive SG&A expenses. A prime example is the acquisition of Schawk, Inc. (SGK Brand Solutions), a global packaging and brand experience business, for $616.7 million in fiscal 2014. Since the acquisition, SGK Brand Solutions' revenue has decreased by $262.3 million, or 32.8%, falling from $798.4 million in fiscal 2015 to $536.6 million in fiscal 2024. Moreover, Matthews was required to write down its investment by a total of $266.2 million, underscoring what we see as likely missteps associated with the acquisition and the operation of this business under Mr. Bartolacci's leadership.

Similarly, we believe that the Company's investments in the Industrial Technologies segment during Mr. Bartolacci's tenure – which includes more established businesses such as Warehouse Automation and Product Identification as well as its emerging Energy Storage (dry cell lithium-ion battery manufacturing) business – have delivered little meaningful value for shareholders. As such, we urge the Company to follow through on its recently announced plans to explore strategic alternatives for its Industrial Technologies segment, a recommendation we have repeatedly made. We ask the Board to rigorously evaluate the Company's ability to generate long-term value for shareholders from these businesses. Given the Company's inability to create value from industrial technology acquisitions, we do not support the Company pursuing additional bolt-on acquisitions for its Industrial Technologies segment at this time.

We are also concerned about the Company's investment in dry cell lithium-ion battery manufacturing equipment. Regardless of the merits of Matthews' battery manufacturing technology, we believe that the Company's ability to commercialize and scale this technology remains highly uncertain. Matthews appears to have limited experience competing in the energy storage and lithium-ion battery market. It appears that Tesla, Inc. ("Tesla") is likely the only customer for this equipment today and ongoing litigation between the parties suggests that the future of the relationship could be in jeopardy.[5] The EV battery industry is evolving rapidly, with new chemistries and manufacturing technologies continually emerging. Between 2021 and 2023, cumulative early-stage investment in battery innovation more than tripled to nearly $1.4 billion, with lithium technologies accounting for only 60% of the total.[6] Moreover, the market is dominated by well-funded Chinese incumbents with significant excess capacity. China currently represents nearly 90% of global installed cathode active material manufacturing capacity and over 97% of anode active material manufacturing capacity.[7] Given these challenges, Matthews seems ill-equipped to compete effectively in this highly competitive and capital-intensive industry. We have therefore urged the Company on multiple occasions to secure a strategic partner with the relevant expertise, capital and industry relationships necessary to successfully commercialize its lithium-ion battery manufacturing equipment.

Further, we view the Company's investment in Liquid X Printed Metals, Inc. ("Liquid X") as yet another example of a poor capital allocation decision made during Mr. Bartolacci's lengthy tenure. Matthews has invested a total of approximately $3.1 million in Liquid X, a private company specializing in ink technologies.[8] Notably, Mr. Bartolacci is a director of Liquid X and Gregory S. Babe, the Company's Chief Technology Officer and the Group President of Industrial Technologies, serves as Liquid X's President and CEO. In the fourth quarter of fiscal 2024, the Company wrote down the full value of the Company's questionable investment in Liquid X. It is unclear to us how the Board believed investing in Liquid X would benefit Matthews' shareholders when it approved this investment by the Company and why it permits Mr. Babe, a director of Matthews and one of its most senior executives, to run another business.

In addition to poor capital allocation, our analysis reveals that the Company's annual SG&A spending exceeds the median expenditures of its Peer Group by a substantial margin.[9] As a result, we believe that the Company's recently announced $50 million SG&A cost reduction plan is inadequate and recommend that it be increased to deliver at least $80 million in cost reductions by mid-2025. Based on the Company's comments that most of the cost reductions are expected to come from its European operations, we recommend that the Company explore additional opportunities to reduce general and administrative expenses associated with its North American operations.

The Need for New, More Credible and Effective Leadership

We strongly believe that the Board must replace Mr. Bartolacci as CEO. Given the Company's poor share price performance and disappointing record in capital allocation and operating execution during his 18-year tenure, we believe that Mr. Bartolacci lacks the credibility and requisite experience to continue to lead Matthews.

Moreover, Mr. Bartolacci's background and experience appear ill-suited for a diversified conglomerate like Matthews with extensive investments in technology-focused businesses. A lawyer by training, he spent more than half of his pre-CEO career in various legal roles, followed by six years in leadership positions within the Company's Memorialization segment and just a single year as President and COO before ascending to the CEO role. Notably, it appears that Mr. Bartolacci lacked meaningful experience in capital allocation or managing technology-driven, high-growth businesses when he became CEO. It is perhaps not surprising that the Company's investments in these businesses during his tenure have failed to create meaningful value for shareholders to date. We are therefore convinced that Matthews and its shareholders deserve new leadership with the requisite skills and experience to position the Company for long-term success.

Board and Corporate Governance Changes

Lastly, given the dismal share price performance of the Company over an extensive period of time, we strongly believe that changes to the Matthews Board are needed. Ultimately, the Board is responsible for holding management accountable and retaining Mr. Bartolacci as CEO for such an extended tenure despite the Company's poor results and share price performance. To ensure that the Board is acting with the best interests of shareholders in mind instead of maintaining the status quo, we believe the Board must promptly be refreshed. In our view, the Board's composition is overly entrenched and long-tenured, in part due to its classified structure, and needs new experienced directors.

As of the Company's 2025 Annual Meeting, directors on the Matthews Board will have an average tenure of 11 years – 4 years longer than the average director tenure at a Russell 3000 company. We believe that lengthy director tenures can undermine board independence, weaken oversight and hinder effective decision-making. To address these issues and enhance accountability, we have nominated three directors with strong boardroom skills and experience as well as proven track records of creating long-term value for shareholders. If elected, they are committed to working diligently with the Board to implement our recommendations, subject to their fiduciary duties.

Finally, we believe the Board's inability to address the Company's poor performance and allow Mr. Bartolacci to remain the Company's CEO for 18 years is in part attributable to its classified structure. We therefore strongly recommend that stockholders be permitted to vote on an amendment to declassify the Board at the Company's 2025 Annual Meeting. Research has shown that companies with classified boards are systematically less likely to fire their CEOs for poor performance.[10] Indeed, we believe that Mr. Bartolacci's tenure as CEO – more than three times the median tenure for S&P 500 CEOs – is a glaring example of the pitfalls of a classified board.[11] While boards at other companies are increasingly holding leadership accountable, the Matthews Board has seemingly chosen to look the other way for years.

It is our strong preference to engage with the Board constructively on these matters. We hope that the Board recognizes the need for change. We believe that eighteen years of results speak for themselves, and that Matthews' shareholders deserve better.

With a 20-year history of working collaboratively with management teams and boards to improve long-term value, Barington has substantial experience investing in manufacturing and industrial companies. We are confident that by adding our director nominees to the Board and implementing the recommendations summarized above, Matthews will become a stronger and better capitalized company, generating substantial long-term value for the benefit of all shareholders.

Sincerely yours,



James Mitarotonda

Endnotes:

[1] Proxy peer performance is based on the market capitalization-weighted total shareholder return (including dividends) of the companies in the Company's peer group as identified in its 2024 proxy statement which consists of Barnes Group Inc. (B), Columbus McKinnon Corporation (CMCO), Deluxe Corporation (DLX), Enpro Inc. (NPO), Graco Inc. (GGG), ICF International, Inc. (ICFI), Hillenbrand, Inc. (HI), John Wiley & Sons, Inc. (WLY), Mativ Holdings, Inc. (MATV), MSA Safety Incorporated (MSA), Minerals Technologies Inc. (MTX),Moog Inc. (MOG.A), Service Corporation International (SCI), Standex International Corporation (SXI), TriMas Corporation (TRS), Woodward, Inc. (WWD), but excluding Altra Industrial Motion Corp., Kaman Corporation, and Stagwell Inc. whose stock did not trade for the entire period from October 2, 2006 to December 6, 2024. (the "Peer Group").

[2] As reported in its fiscal 2024 form 10K, the Company's net debt to LTM EBITDA as of September 30, 2024, is 3.6x, or 48% greater than the median net debt to LTM EBITDA of 2.4x of the Company's Peer Group, excluding Altra Industrial Motion Corp., Kaman Corporation whose common stock did not trade on December 6, 2024, but including Stagwell Inc. (STGW).

[3] On December 30, 2022, Barington and the Company entered into an agreement (the "Agreement"), under which Barington provided consulting services. October 18, 2023, Barington and Matthews agreed to extend the Agreement, in accordance with the terms of the Agreement. The Agreement terminated on November 1, 2024.

[4] Matthews' Class A Common Stock opened at $36.77 per share on Monday, October 2, 2006 and closed at $29.50 per share on Friday, December 6, 2024. Changes in share price do not include dividends to shareholders.

[5] Telsa sued Matthews for allegedly stealing trade secrets related to Tesla's battery-manufacturing process and sharing them with the electric-vehicle giant's competitors. The lawsuit claims that Matthews owes damages that Tesla "conservatively estimates will exceed $1 billion" for misusing Tesla trade secrets.

[6] Source: *Global EV Outlook 2024,* the International Energy Agency

[7] Source: *Global EV Outlook 2024,* the International Energy Agency

[8] As reported in its fiscal 2024 form 10K, the Company it recognized a non-cash impairment charge of $3.1 million representing a full write down of its investment in Liquid X.

[9] As reported in its fiscal 2024 10K, the Company's fiscal 2024 SG&A, excluding amortization, is equal to 23.7% of revenue, compared to median Peer Group SG&A of 21.1% of revenue during the most recent 12 months. As a result, Matthews SG&A as a percent of revenue exceeds the median of its Peer Group's SG&A as a percent of revenue by 4.6%. This difference translated in excess SG&A spending of $82.7 million. For each of the fiscal years from 2019 to 2023, Matthews' SG&A as a percent of revenue exceeds the median of its Peer Group by 5.8%, 5.9%, 3.3%, 4.1% and 2.4%, respectively.

[10] See *Classified boards, firm value, and managerial entrenchment* Olubunmi Faleye (3 January 2006), College of Business Administration, Northeastern University, Boston, MA 02115, USA

[11] The median tenure of S&P 500 companies CEOs was 4.8 years in 2022, according to Equilar Inc.